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SECURI 06050119)N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: International Business Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1824 Pandora Ave., Suite 3
(No. and Street)

Los Angeles, CA 90025
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura Lang 310 441-2300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 29 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura Lang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of International Business Securities, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Laura Lang
Signature

President
Title

Notary Public

MOSES K. RAMLER
Commission # 1553054
Notary Public - California
Los Angeles County
My Comm. Expires Feb 17, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of consolidation~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - JUNE 30, 2006

INTERNATIONAL BUSINESS SECURITIES, INC.
1824 PANDORA AVE., SUITE 3
LOS ANGELES, CALIFORNIA 90025

CONTENTS

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
International Business Securities, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of International Business Securities, Inc., as June 30, 2006 and related statements of income (loss), cash flows, and changes in shareholder's equity for the year then ended. These financial statements are filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of the International Business Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of International Business Securities, Inc. as of June 30, 2006 and the results of its operations, cash flows, shareholder's equity, and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Elizabeth Tractenberg, CPA
Los Angeles, California
July 28, 2006

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

INTERNATIONAL BUSINESS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2006

ASSETS

Cash and cash equivalents			$	50,957
Clearing deposits				25,000
Securities owned				
Marketable securities (inventory)				82,615
Not readily marketable, at estimated fair value				0
Advances				74,508
Officer's loan receivable				132,391
Property and Equipment, at cost, net of accumulated depreciation of $8,723				0
TOTAL ASSETS			$	365,471

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES				
Accounts payable and accrued expenses			$	831
TOTAL LIABILITIES				831
SHAREHOLDER'S EQUITY				
Common stock	$	56,871		
Paid in capital		1,111,756		
Retained Earnings (Deficit)		(803,987)		364,640
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY			$	365,471

See Accompanying Notes to Financial Statements

INTERNATIONAL BUSINESS SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2006

REVENUES		
Commission income	$	38,691
Securities gain (loss)		(9,599)
Interest and dividend income		797
TOTAL REVENUES		29,889
OPERATING EXPENSES - see page 7		26,850
INCOME BEFORE TAX PROVISION		3,039
INCOME TAX PROVISION		800
NET INCOME	$	2,239

See Accompanying Notes to Financial Statements

INTERNATIONAL BUSINESS SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2006

	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Balance, July 1, 2005	$ 56,871	$ 1,111,756	$ (806,226)	$ 362,401
Net Income			2,239	2,239
Balance, June 30, 2006	$ 56,871	$ 1,111,756	$ (803,987)	$ 364,640

See Accompanying Notes to Financial Statements

INTERNATIONAL BUSINESS SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2006

Cash Flows from Operating Activities:		
Net income	$	2,239
Changes in operating assets and liabilities:		
Commissions receivable		7,685
Marketable securities (inventory)		(54,100)
Accounts payable		(13)
Repayment of advances		7,500
Net cash provided in operating activities		(36,689)
Cash Flows for Investing Activities:		0
Cash Flows from Financing Activities:		0
Net decrease in cash		(36,689)
Cash at beginning of year		87,646
Cash at end of year	$	50,957

SUPPLEMENTAL INFORMATION

Interest paid	$	0
Income taxes paid	$	800

See Accompanying Notes to Financial Statements

INTERNATIONAL BUSINESS SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2006

NOTE 1 - ORGANIZATION

International Business Securities, Inc. (the Company) is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Los Angeles, California. The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3 and does not hold customer funds or securities. To date, its principal and only office is located in Los Angeles, California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition - The Company recognizes revenue upon rendering of services.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. At June 30, 2006, the Company had complied with the requirement. The computation of net capital requirements pursuant to Rule 15c3-1 appears on page 8.

NOTE 4 - INCOME TAXES

Net operating loss carry forwards of approximately $836,000 at year-end 2006 are available to reduce future taxable income. Of these carry forwards, $580,894 expires in 2009, $86,926 in 2010, $58,000 in 2011, $15,000 in 2012, $6,850 in 2013, $35,636 in 2014 and $36,295 in 2015, $2,254 in 2016, $4,340 in 2017 and $8,283 in 2018.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company facilities are an office in home, consequently, there are no lease obligations.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 7 - COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15c3-3.

A computation of reserve requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K) (2) (ii).

NOTE 8 - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PER RULE 15c3-3.

Information relating to possession or control requirements is not applicable to the Company as the Company qualifies for exemption under Rule 15c3-3 (K) (2) (ii).

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Independent Auditor's Report on Supplemental Information

International Business Securities, Inc.
Los Angeles, California

My report on my audit of the basic financial statements of International Business Securities, Inc. for June 30, 2006 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of operating expenses on Page 8 is presented for the purposes of additional analysis and are not a required part of the basic financial statements. Such information has not been subjected to the auditing procedures applied in the audit of the basic financial statements and, accordingly, I express no opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
July 28, 2006

415 NORTH CAMDEN DRIVE, SUITE 220, BEVERLY HILLS, CA 90210-4403
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545 FAX (323) 669-0575 CELL PHONE (310) 435-0746 EMAIL ELIZABETH@TRACTENBERG.NET
WWW.TRACTENBERG.NET

INTERNATIONAL BUSINESS SECURITIES, INC.
SCHEDULE OF OPERATING EXPENSES
FOR THE YEAR ENDED JUNE 30, 2006

OPERATING EXPENSES

Commission expense	$	4,950
Insurance		5,833
Miscellaneous other		4,183
NASD fees		554
Office expenses		7,792
Professional services		2,150
Quote services		1,095
Repair & maintenance		293
TOTAL EXPENSES	$	26,850

See Accompanying Notes to Financial Statements

INTERNATIONAL BUSINESS SECURITIES, INC.
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
JUNE 30, 2006

COMPUTATION OF NET CAPITAL		
Total ownership equity from statement of financial condition	$	364,640
Non allowable assets		(206,899)
Haircuts		(13,761)
NET CAPITAL	$	143,980
COMPUTATION OF NET CAPITAL REQUIREMENTS		
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness	$	55
Minimum dollar net capital required	$	100,000
Net Capital required (greater of above amounts)	$	100,000
EXCESS CAPITAL	$	43,980
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	143,897
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities net of deferred income taxes payable and deferred income	$	831
Percentage of aggregate indebtedness to net capital		0

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	143,982
VARIANCE - rounding		(2)
NET CAPITAL PER AUDITED REPORT	$	143,980

See Accompanying Notes to Financial Statements

INTERNATIONAL BUSINESS SECURITIES, INC.
NON-ALLOWABLE ASSETS
JUNE 30, 2006

NON-ALLOWABLE ASSETS		
Advances	$ 74,508	
Officer's loan receivable	132,391	$ 206,899

See Accompanying Notes to Financial Statements

PART II

INTERNATIONAL BUSINESS SECURITIES, INC.

STATEMENT OF INTERNAL CONTROL

JUNE 30, 2006

ELIZABETH TRACTENBERG CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
International Business Securities, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of International Business Securities, Inc. (the Company) for the year ended June 30, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

415 North Camden Drive, Suite 220, Beverly Hills, CA 90210-4403
3832 Shannon Road, Los Angeles, CA 90027-1442
Phone (323) 669-0545 Fax (323) 669-0575 Cell Phone (310) 435-0746 Email elizabeth@tractenberg.net
www.tractenberg.net

Board of Directors
International Business Securities, Inc.
Los Angeles, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 171-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
July 28, 2006